787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Barbara T. Heussler

100 F Street, N.E.

Washington, D.C. 20549

Re:

Withdrawal of Credit Suisse Park View BDC, Inc., et al. (collectively, the “Applicants”) Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and rule 17d-1 under thereunder (the “Application”) (File No. 812-14444)

Dear Ms. Heussler,

Further to our telephone call of August 10, 2016, we hereby request, on behalf of the Applicants, that the Application be withdrawn.

If you have any questions regarding the contents of this letter, please do not hesitate to call me at (212) 728-8773. Your attention to this matter is appreciated.

Sincerely,

/s/ Stephen P. Forster

Stephen P. Forster

cc:	Lou Anne McInnis, Esq., Credit Suisse Asset Management, LLC

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh